UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Quhuo Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

Class B Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

74841Q 209

(CUSIP Number)

Cloud Alliance Inc

8609 Westwood Center Drive, Suite 110

Tysons Corner, VA 22182

Attention: Zhifa Liu

+1 (631) 238 8888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74841Q 209	13D/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cloud Alliance Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

14,000,000 Class A Ordinary Shares represented by 1,400,000 ADSs（1)
	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

14,000,000 Class A Ordinary Shares represented by 1,400,000 ADSs（1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,250,000 Class A Ordinary Shares represented by 2,525,000 ADSs（1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.96% of total outstanding Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares (2)

14	TYPE OF REPORTING PERSON* (see instructions)
CO

(1) 1,400,000 American Depositary Shares ("ADSs") of Quhuo Limited ("Issuer") were acquired by Cloud Alliance Inc. and 1,125,000 ADSs were acquired by Zhifa Liu, respectively, on April 4, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc., serves as its CEO, and is responsible for its management.

(2) Percentage calculated based on existing 97,261,417 Ordinary Shares of the Issuer as a single class (including 55,855,737 Class A Ordinary Shares and Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023, as reported in the Issuer's Form 6-K for the six months ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") on April 3, 2024, and 41,405,680 Class A Ordinary Shares, represented by 4,140,568 ADSs as stated in a Prospectus Supplement No. 3 dated March 27, 2024 filed with the SEC on March 27, 2024.) According to such Prospectus Supplement No. 3, dated March 27, 2024, 2,140,568 ADSs were issued and sold by the Issuer on March 21, 2024 and additional 2,000,000 ADS were sold on March 27, 2024; each ADS represents ten (10) Class A Ordinary Shares of the Issuer.

CUSIP No. 74841Q 209	13D/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhifa Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

11,250,000 Class A Ordinary Shares represented by 1,125,000 ADSs（1）
	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER

11,250,000 Class A Ordinary Shares represented by 1,125,000 ADSs（1）
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,250,000 Class A Ordinary Shares represented by 2,525,000 ADSs（1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.96% of total outstanding Ordinary Shares, assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares (2)

14	TYPE OF REPORTING PERSON* (see instructions)
IN

(1) 1,400,000 American Depositary Shares ("ADSs") of Quhuo Limited ("Issuer") were acquired by Cloud Alliance Inc. and 1,125,000 ADSs were acquired by Zhifa Liu, respectively, on April 4, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc., serves as its CEO, and is responsible for its management.

(2) Percentage calculated based on existing 97,261,417 Ordinary Shares of the Issuer as a single class (including 55,855,737 Class A Ordinary Shares and Class B Ordinary Shares of the Issuer outstanding as of December 31, 2023, as reported in the Issuer's Form 6-K for the six months ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") on April 3, 2024, and 41,405,680 Class A Ordinary Shares, represented by 4,140,568 ADSs as stated in a Prospectus Supplement No. 3 dated March 27, 2024 filed with the SEC on March 27, 2024.) According to such Prospectus Supplement No. 3, dated March 27, 2024, 2,140,568 ADSs were issued and sold by the Issuer on March 21, 2024 and additional 2,000,000 ADS were sold on March 27, 2024; each ADS represents ten (10) Class A Ordinary Shares of the Issuer.

CUSIP No. 74841Q 209	13D/A	Page 4 of 5 Pages

 AMENDMENT NO. 2 TO SCHEDULE 13D

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D jointly filed with the SEC by Cloud Alliance Inc. and Zhifa Liu (collectively, the "Reporting Persons") on April 4, 2024, as amended on April 8, 2024 by the Reporting Persons (as amended and supplemented to date, "Schedule 13D"). The Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the securities described in Item 5 in the ordinary course of business for investment purposes because of their belief that the securities are undervalued and represent an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced below, the Issuer's financial position and strategic direction, actions taken by management or the board of directors, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transactions with respect to the Ordinary Shares and/or otherwise changing their intention with respect to any and all matters referred to in the "Special Instructions for Complying with Schedule 13D" in general and Item 4 in particular. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or additional proposals with respect to their investment in the Ordinary Shares.

In addition, the Reporting Persons may engage in discussions with management, the board of directors, or other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Ordinary Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, technology developments, board appointments, governance, performance, management, capitalization, and strategic plans and matters relating to the Issuer's business and the Reporting Persons' business. The Reporting Persons may also encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; joint ventures, spin-offs or other material changes to the Issuer's business or corporate structure. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the Issuer's business, or propose or engage in one or more other actions set forth herein. On April 8, 2024, the Reporting Persons initiated an outreach to the Issuer to explore mutual business growth opportunities. Subsequent to the outreach, the Reporting Persons and the management of the Issuer discussed a business expansion plan of the Issuer in the United States, which may involve or result in a potential transaction listed in Items 4(a)-(j) of Schedule 13D, including, without limitation, a potential extraordinary corporate transaction involving the Issuer. On May 22, 2024, the Reporting Persons and the Issuer's management agreed to incorporate a new Delaware entity to facilitate the discussion of a potential transaction with the Issuer as part of the Issuer's U.S. expansion plan. As of the filing date of this Amendment No. 2, no written agreement has been entered into and the parties continue to discuss and negotiate the structure and terms of the potential transaction. The Reporting Persons will file further amendments to the Schedule 13D as required.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may, at any time and from time to time, review or reconsider their position and or change their purpose and or formulate plans or additional proposals with respect to their investment in the Ordinary Shares.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a 'group' for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

CUSIP No. 74841Q 209	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLOUD ALLIANCE INC.

/s/ Zhifa Liu Name

CEO Title

May 22, 2024 Insert Date

ZHIFA LIU

/s/ Zhifa Liu Name

Title

May 22, 2024 Date